# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MNTN, Inc., CIK 0001891027
CUSIP: 55318A108
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 823 Congress Avenue, #1827, Austin, Texas (TX), 78768
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0000804328

## Reporting persons
- QUALCOMM Incorporated: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 3,366,743; shared voting power 0; sole dispositive power 3,366,743; shared dispositive power 0; aggregate amount beneficially owned 3,366,743 (5.5% of the class)
  Comment: Consists of 3,366,743 shares of Class A Common Stock of MNTN, Inc. (the "Issuer") directly held QUALCOMM Incorporated (the "Reporting Person"), which were converted on a one-to-one basis from 3,366,743 shares of Class B Common Stock.

## Item 1. Issuer
Name of issuer: MNTN, Inc.
Address of issuer's principal executive offices: 823 Congress Avenue, #1827, Austin, TX, 78768

## Item 2. Person Filing
Name of person filing: QUALCOMM Incorporated
Address of principal business office or, if none, residence:
5775 Morehouse Drive
San Diego, CA 92121
Citizenship: Delaware

## Item 4. Ownership
Sole power to vote or to direct the vote: 3,366,743
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,366,743
Shared power to dispose or to direct the disposition: 0

## Signatures
- QUALCOMM Incorporated: /s/ David Zuckerman, David Zuckerman Assistant Secretary (05/12/2026)